UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 1-7598

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN

(Full title of the plan and the address of the plan if different from that of the issuer named below)

VARIAN MEDICAL SYSTEMS, INC.

(Name of issuer of the securities held pursuant to the plan)

3100 HANSEN WAY

PALO ALTO, CALIFORNIA 94304-1129

(Address of issuer’s principal executive office)

VARIAN MEDICAL SYSTEMS, INC.

RETIREMENT PLAN

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the

Varian Medical Systems, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Varian Medical Systems, Inc. Retirement Plan (the Plan) as of December 31, 2011, and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BURR PILGER MAYER, INC.

San Francisco, California

June 12, 2012

Varian Medical Systems, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
(in thousands of dollars)	2011	2010
Assets
Investments, at fair value (Note 4)	$576,036	$568,074

Receivables
Notes receivable from participants	7,203	6,049
Employer contributions	844	918

Total receivable	8,047	6,967

Net assets available for benefits at fair value	584,083	575,041
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,444)	(524)

Net assets available for benefits	$582,639	$574,517

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Statement of Changes In Net Assets Available for Benefits

(in thousands of dollars)	Year Ended December 31, 2011
Additions to net assets attributed to:
Investment income:
Dividends and interest income	$16,865
Interest on notes receivable from participants	304
Contributions:
Participant	25,763
Employer	13,427

Total contributions	39,190

Total additions	56,359

Deductions from net assets attributed to:
Net unrealized and realized depreciation in the fair value of investments	14,371
Benefits paid to participants	33,555
Administrative expenses	311

Total deductions	48,237

Net change	8,122
Net assets available for benefits
Beginning of year	574,517

End of year	$582,639

The accompanying notes are an integral part of these financial statements.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan

The following brief description of the Varian Medical Systems, Inc. Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description/Plan Prospectus for more detailed information.

General

The Plan was established to provide benefits to those eligible employees of Varian Medical Systems, Inc. (the “Company”) who elect to participate. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective October 3, 2011, the Plan was amended to provide for service credit for matching and retirement profit sharing contributions for persons who became employees in connection with the Company’s acquisition of Calypso Medical Technologies, Inc.

Administration

The Company is the designated administrator of the Plan. The Company has contracted with Fidelity Institutional Retirement Services Company (“Fidelity”) to maintain the Plan’s individual participant accounts and with Fidelity Management Trust Company (“Fidelity Trust”) to act as the custodian and trustee. Expenses for administering the Plan are primarily the responsibility of the Plan participants.

Eligibility

Employees are eligible to enroll in the Plan immediately after they are hired by the Company.

Participant Contributions

Participants who elect to participate in the Plan may make a minimum contribution of 1% of their eligible base pay up to a maximum of 25% of their eligible base pay on a pre-tax basis. Participants must complete one year of service before making any after-tax contributions to the Plan, up to a maximum of 15% of their eligible base pay. The Plan includes automatic enrollment for all new employees who do not take affirmative action to enroll or do not decline enrollment, which enrollment will commence as soon as administratively possible after an employee begins work at the Company. Deferral contributions for employees entered under automatic enrollment were 3% of eligible base pay and were invested in the Fidelity Freedom Funds. Effective April 1, 2012, deferral contributions for newly hired employees under automatic enrollment were changed. See Note 10, “Subsequent Events” for a detailed discussion. Eligible base pay is defined by the Plan and includes an employee’s bonus, if applicable, under the Varian Medical Systems, Inc. Management Incentive Plan and Varian Performance Incentive Plan. Employees of the Company may elect to have their Varian Medical Systems, Inc. Employee Incentive Plan (“EIP”) bonus paid out in cash or deposited directly to their Plan account in 10% increments. All participant contributions are subject to statutory annual limitations and Plan rules. Participants may make rollover contributions to the Plan representing distributions from other qualified retirement plans.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

Employer Contributions

Upon completion of one year of service with the Company, participants are entitled to receive Company matching contributions. The Company’s matching contribution is 100% of a participant’s before-tax and/or after-tax contribution, up to a maximum of 6% of the participant’s eligible base pay. The Company’s matching contribution for an employee’s EIP bonus that is deferred into the Plan is 6%. The Company may make a discretionary retirement profit-sharing contribution to the Plan for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year. Participants’ portions of the Company’s retirement profit-sharing contribution are based on the percentages of their eligible base salary to the total eligible base pay for all employees during the Plan year. No discretionary Company retirement profit-sharing contributions were made for the year ended December 31, 2011.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings (losses) and charged with an allocation of certain administrative expenses. Allocations are based on participant contributions, eligible base pay, earnings or account balances, as defined in the Plan.

Participants are immediately fully vested in their contributions and Company contributions. Contributions made to the Plan are allocated among a variety of investment funds, including the Varian Medical Systems Stock Fund, offered by the Plan in 1% increments according to the participant’s direction. Participants may transfer account balances and the investment of their future contributions among these funds.

Notes Receivable from Participants

Loans are available to participants who are either active employees or on a leave of absence. Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant’s Plan assets or $50,000. Note receivable balances are also subject to certain other limitations as provided by the Plan. Note receivable balances are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1% at the date requested. As of December 31, 2011, the interest rates on outstanding notes receivable ranged from 4.25% to 10.5% with various maturities. Principal and interest are paid ratably through payroll deductions over five years or less. Upon employment termination, the entire balance of the note receivable becomes immediately due and payable unless the participant arranges to repay the note receivable through automatic, periodic payments from the participant’s bank account or by using a coupon book for remitting payment.

Payment of Benefits

Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of his or her account or annual installments over a period of years. Upon termination of service for other reasons, a participant’s account will be paid in a single lump sum. If the terminated participant’s account balance is $1,000 or less, it will be distributed to the participant without his/her consent, although a rollover option will be made available. A qualified annuity is available to participants who had after-tax contributions or Company matching contributions prior to January 1, 2003. The Plan

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

allows for in-service withdrawals when a participant reaches the age of 59  1/2. A participant who obtains an in-service withdrawal is required to pay such fees as the Company may impose in order to defray the cost of processing the withdrawal.

Hardship Distributions

Participants are allowed to withdraw funds from the Plan in case of hardship. Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal). Withdrawals are subject to restrictions as to amount, frequency and intended use of the proceeds. The normal form of payment is cash.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Such estimates include those regarding fair value. Actual results may differ from those estimates.

Investment Valuation

Investments of the Plan are held by Fidelity Trust and are invested in the investment options available in the Plan based solely upon instructions received from Plan participants.

Accounting standards for fair value measurements establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under these accounting standards are described below.

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

The asset or liability’s fair value measurement within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010:

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Varian Medical Systems, Inc. common stock: Valued at fair value as determined by quoted market prices.

Common/collective trust (“CCT”): Valued at estimated fair value, which has been determined based on the unit value of the CCT as reported by Fidelity Trust. The unit value is determined by Fidelity Trust by dividing the CCT’s net assets at fair value by its units outstanding at the valuation date.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation in the fair value of investments consists of both net realized gains or losses and the net unrealized appreciation or depreciation on investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standard Update No. 2011-04, which amends Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures,” to provide for common principles and requirements for fair value measurements and disclosures between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The amendments explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments change the wording used to describe fair value measurement requirements and disclosures, but often do not result in a change in the application of current guidance. Certain amendments clarify the intent about the application of existing fair value measurement requirements, while certain other amendments change a principle or requirement for fair value measurement or disclosure. This guidance is effective for interim and annual periods beginning after December 15, 2011. The Plan does not anticipate that the adoption of this guidance will have an impact on the Plan’s financial statements.

3.	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets as of December 31, 2011 and 2010:

	December 31,
(in thousands of dollars)	2011	2010
PIMCO Total Return	$100,033	$107,713
Fidelity Growth Company K	95,841	100,135
Vanguard Institutional Index	85,507	80,442
Fidelity Managed Income Portfolio II	59,423	53,019
Fidelity Balanced K	41,447	40,601
NB Genesis Trust	38,877	36,936

The Plan’s investments, including investments bought, sold and held during 2011, depreciated in value by $14,371,000 as follows:

(in thousands of dollars)
Mutual funds	$13,664
Company stock fund	707

14,371

Investment Contracts

The Fidelity Managed Income Portfolio II Fund is designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Fund seeks to earn a high level of income consistent with those objectives. The Fund holds guaranteed investment contracts which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive).

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

The Fidelity Managed Income Portfolio II Fund is presented at fair value on the statements of net assets available for benefits. The adjustment from fair value to contract value is based on the contract value as reported by Fidelity Trust (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses).

4.	Fair Value Measurements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010.

	Investments at Fair Value as of December 31, 2011
(in thousands of dollars)	Level 1	Level 2	Level 3	Total
Intermediate term bond funds	$109,977	$—	$—	$109,977
Large growth funds	95,840			95,840
Large blend funds	85,507			85,507
Target date funds	64,634			64,634
Small blend funds	50,116			50,116
Moderate allocation funds	41,447			41,447
Foreign large blend	22,697			22,697
Foreign large value	9,662			9,662
Inflation protected bonds	9,150			9,150
Retirement income funds	2,356			2,356
Money market funds	179			179

Total mutual funds	491,565			491,565
Common / collective trust	—	59,423	—	59,423
Varian Medical Systems, Inc. common stock	25,048	—	—	25,048

	$516,613	$59,423	$—	$576,036

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

	Investments at Fair Value as of December 31, 2010
(in thousands of dollars)	Level 1	Level 2	Level 3	Total
Intermediate term bond funds	$115,690	$—	$—	$115,690
Large growth funds	100,135			100,135
Large blend funds	86,260			86,260
Target date funds	55,705			55,705
Small blend funds	49,110			49,110
Moderate allocation funds	40,601			40,601
Foreign large blend	28,150			28,150
Foreign large value	10,592			10,592
Retirement income funds	2,293			2,293
Money market funds	485			485

Total mutual funds	489,021			489,021
Common / collective trust	—	53,019	—	53,019
Varian Medical Systems, Inc. common stock	26,034	—	—	26,034

	$515,055	$53,019	$—	$568,074

5.	Party-In-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest up to 25% of their contributions and/or 25% of their account balance in the Varian Medical Systems Stock Fund. Investments in the Company’s common stock at December 31, 2011, and 2010 consisted of 368,280 and 375,817 shares, respectively, with fair market values of approximately $25,048,000 and $26,034,000, respectively. The Varian Medical Systems Stock Fund invests primarily in the Company’s common stock. The remainder of the Varian Medical Systems Stock Fund, approximately $179,000 and $485,000 at December 31, 2011, and 2010, respectively, is invested in the Fidelity Institutional Money Market Portfolio to allow for timely handling of exchanges, withdrawals and distributions.

Certain investments are shares of mutual funds managed by an affiliate of Fidelity Trust, and therefore these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA. Administrative fees paid by the Plan for the year ended December 31, 2011 were $311,000.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

6.	Income Tax Status

The Plan obtained its current determination letter, in which the Internal Revenue Service stated that the Plan design is in compliance with the applicable requirements of the Internal Revenue Code, on December 4, 2001. The Plan has been subsequently amended; however, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from tax. The Plan has applied for a new determination letter, but a new letter has not been received as of the date of the audit report. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes that the Plan is no longer subject to income tax examinations for the years prior to 2008.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.	Risks and Uncertainties

The Plan provides participants with investment options in mutual funds, a CCT, and Varian Medical Systems, Inc. common stock. These investment securities are exposed to various risks, such as those associated with interest rates, market conditions and credit-worthiness of the securities’ issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Varian Medical Systems, Inc. Retirement Plan

Notes to Financial Statements (Continued)

December 31, 2011 and 2010

9.	Reconciliation to Form 5500

The following schedule is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

(in thousands of dollars)	2011	2010
Net assets available for benefits per the financial statements	$582,639	$574,517
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,444	524

Net assets available for benefits per the Form 5500	$584,083	$575,041

Change in net assets available for benefits per the financial statements	$8,122
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	920

Change in net assets available for benefits per the Form 5500	$9,042

10.	Subsequent Events

In accordance with accounting standards affecting disclosures of subsequent events, the Plan Administrator evaluated subsequent events for recognition and disclosure through the date which these financial statements were issued.

Effective April 1, 2012, deferral contributions for newly hired employees entered under automatic enrollment has been changed to 6% of their eligible base pay and will be invested in the appropriate Vanguard Target Date funds, which have replaced the Fidelity Freedom funds and have been made available to plan participants as of January 25, 2012.

The Plan Administrator concluded that no other material subsequent event has occurred since December 31, 2011 that requires recognition or disclosure in such financial statements.

Supplemental Schedule

Varian Medical Systems, Inc. Retirement Plan	EIN: 94-2359345
Schedule H, Item 4i – Schedule of Assets (Held at End of Year)	Plan #: 002
December 31, 2011

(a)	(b)	(c)		(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value
	PIMCO Total Return	Mutual Fund		$100,032,944
*	Fidelity Growth Company K	Mutual Fund		95,840,694
	Vanguard Institutional Index	Mutual Fund		85,506,746
*	Fidelity Balanced K	Mutual Fund		41,446,876
	NB Genesis Trust	Mutual Fund		38,877,051
*	Fidelity Freedom K 2020	Mutual Fund		22,734,277
*	Fidelity Freedom K 2030	Mutual Fund		19,880,795
*	Fidelity Diversified International K	Mutual Fund		18,948,156
*	Fidelity Freedom K 2040	Mutual Fund		11,989,581
	Vanguard Small Cap Index Inv	Mutual Fund		11,238,771
	Vanguard Total Bond Market Index	Mutual Fund		9,943,632
	Dodge & Cox International Stock	Mutual Fund		9,661,919
	PIMCO Real Return Institutional	Mutual Fund		9,150,702
*	Fidelity Freedom K 2010	Mutual Fund		6,338,404
*	Spartan International Index	Mutual Fund		3,748,678
*	Fidelity Freedom K 2050	Mutual Fund		2,710,254
*	Fidelity Freedom K Income	Mutual Fund		2,356,476
*	Fidelity Freedom K 2000	Mutual Fund		981,255
*	Fidelity Managed Income Portfolio II	Common Collective Trust	^	57,979,232
*	Varian Medical Systems, Inc. Stock	Common Stock		25,047,646
*	Fidelity Institutional Money Market	Cash, various interest		178,585
*	Participant Loans	Interest rates from 4.25% to 10.5%, various maturities		7,202,377

				$581,795,051

*	Party-in-interest.
^	Presented at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VARIAN MEDICAL SYSTEMS INC.
RETIREMENT PLAN

By:	Varian Medical Systems, Inc.

By:	/s/ Wendy Scott
Wendy Scott
Senior Vice President, Chief Human Resources Officer

Date: June 12, 2012